SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                   FORM 11-K
(Mark One)

      ( X ) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
            SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 1996

                                       OR

      (    )  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
            SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from       to
                               -----    ----

Commission File Number 1-5392

      A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

                       AMERICAN STORES RETIREMENT ESTATES

      B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:


                            AMERICAN STORES COMPANY
                             709 East South Temple
                           Salt Lake City, UT  84102



      The following financial statements of American Stores Retirement Estates are submitted herewith:


                                     INDEX



Report of Independent Auditors                                          F-3

Statements of Net Assets Available for Benefits -
      December 31, 1996 and 1995                                        F-4

Statements of Changes in Net Assets Available for Benefits -
      Years ended December 31, 1996 and 1995                            F-5

Notes to Financial Statements                                   F-6 to F-13

      The written consent of independent auditors required to be filed as an exhibit to this report is included on page
F-14.

                                   SIGNATURES

      The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the American Stores Benefit Plans Committee have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

                                              AMERICAN STORES RETIREMENT ESTATES



June 25, 1997                                By /s/ Scott Bergeson
                                             Scott Bergeson
                                             Senior Vice President, Human
                                             Resources and Chairman, Benefit
                                             Plans Committee



REPORT OF INDEPENDENT AUDITORS


The Benefit Plans Committee
American Stores Retirement Estates


We have audited the accompanying statements of net assets available for benefits of American Stores Retirement Estates as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
 We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1996 and 1995, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.



                                                  Ernst & Young LLP


Salt Lake City, Utah
June 16, 1997


AMERICAN STORES RETIREMENT ESTATES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS


                                                        December 31,
(In thousands of dollars)                            1996           1995

ASSETS

Value of Investment in the Master Trust
 American Stores Company Common Stock Fund       $   302,206    $   212,862
 Fixed Income Fund                                   311,921        240,891
 Regular Fund                                      2,368,931      1,104,943
 Short Maturity Fund                                 145,537         73,490
 All Equity Fund                                     256,583        153,780
 Loans to Participants                               120,725         94,657
                                                   3,505,903      1,880,623

Value of Investment In Mutual Funds                  121,248              0
Total Value of Investments                         3,627,151      1,880,623

Receivable from American Stores Company               82,000         78,000
Interest and dividends receivable                      1,268          1,111


Net assets available for benefits                $ 3,710,419    $ 1,959,734

See notes to financial statements



AMERICAN STORES RETIREMENT ESTATES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                       Year Ended December 31,
(In thousands of dollars)                            1996             1995

Additions:
 Contributions:
   Participants                                 $     84,370      $     82,852
   American Stores Company                            82,000            78,000
   Forfeitures                                         1,549             1,901
                                                     167,919           162,753
 Income from investment in master trust:
    American Stores Company
     Common Stock Fund                               110,503             7,813
    Fixed Income Fund                                 18,694            35,999
    Regular Fund                                     286,731           222,643
    Short Maturity Fund                                5,357             5,092
    All Equity Fund                                   37,223            31,055
                                                     458,508           302,602

 Income from investment in mutual funds                1,814                 0

 Transfers from other plans                        1,273,885                 0
 Exchanges from other funds                          623,267           188,099
                                                   2,525,393           653,454
Deductions:
 Withdrawals                                         150,017           113,601
 Administrative fees                                   1,424             1,559
 Transfer to other plans                                   0             4,109
 Exchanges to other funds                            623,267           188,099
                                                     774,708           307,368


Net additions                                      1,750,685           346,086

Net assets available for benefits at
  beginning of year                                1,959,734         1,613,648

Net assets available for benefits at
  end of year                                   $  3,710,419      $  1,959,734

See notes to financial statements


AMERICAN STORES RETIREMENT ESTATES

NOTES TO FINANCIAL STATEMENTS


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Investment in Master Trust: The Investment in the Master Trust Fund is stated at fair value. The majority of investment values are ascertained from national security exchanges. American Stores Company Common Stock, which is traded on national securities exchanges, and other equity securities, are valued within the Master Trust Fund at the last reported sales price on the last business day of the plan year. All government and corporate debentures are valued at the last reported sales price on the last business day of the plan year on a national security exchange plus any accrued interest within the Master Trust Fund. If there are no such sales or listings on a national security exchange, alternative sources are used. Loans to participants are stated at cost which approximates fair value.

Investment in Mutual Funds:   The investment in mutual funds represents the fair
value of the accumulated assets of 117 mutual fund options. The values of the mutual funds are ascertained from independently published sources. The investment amount in each fund and the total investment in mutual funds are less than 5% of net assets available for benefits and have been aggregated in the financial statements. The income from investment in mutual funds is also aggregated and is not indicative of the results of any individual fund.

Withdrawals and Exchanges: Withdrawals and exchanges between investment fund options by participants are recorded based upon the specific proceeds and cost of the investment at the date of withdrawal or exchange.

Reclassification of Prior Year Information: Certain prior year information has been reclassified to conform with current year presentation.
Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.


NOTE B - DESCRIPTION OF PLAN

American Stores Retirement Estates (the Plan) was authorized by the Board of Directors of American Stores Company and was effective January 1, 1985 for the benefit of certain employees of American Stores Company and its subsidiaries (the Company). The Plan is a defined contribution profit sharing plan maintained primarily for the purpose of providing retirement income for participants and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective July 1, 1995, employees become eligible to participate in the Plan upon completion of one year of service. Employees represented by labor organizations are not eligible to participate in the Plan unless the Company and the labor organization specifically agree to participation.

Plan participants may make personal deposits to the Plan on either or both a tax deferred and an after-tax basis. Company contributions to the Plan are set each year at the discretion of the Company's Board of Directors for the prior Plan year and are irrevocable. The Company contributions and forfeitures are first used to restore the previously forfeited accounts of rehired participants pursuant to Plan provisions. The remainder of such contributions and forfeitures are then allocated to Plan participants, as described below: one quarter is allocated among participants who made personal deposits to the Plan, pro rata, based upon the amounts of their deposits of up to 6% of compensation.
 Three quarters are allocated among participants as follows: (i) each participant who has received compensation in excess of the Social Security wage base for the year is allocated an amount equal to such excess times the maximum amount allowable under Code Section 401(1); and (ii) any amount remaining is allocated among all participants in proportion to the total compensation of

AMERICAN STORES RETIREMENT ESTATES

NOTES TO FINANCIAL STATEMENTS


NOTE B - DESCRIPTION OF PLAN (CONTINUED)

each for the year. Allocations to collective bargaining unit employees are offset by obligations of the Company to contribute to a collective bargaining unit plan. A participant's compensation in excess of $150,000 (adjusted periodically) is excluded in determining the amount of Company contribution and forfeitures allocated to the participant.

Company contributions made on behalf of participants that are not based upon deposits made by such participants vest on a graduated schedule. For all participants who perform at least one hour of service in any year beginning on or after January 1, 1989, the schedule commences with 30% at three years of service and increases annually to full vesting at seven years of service (the 7-Year Vesting Schedule). Personal deposits of participants and Company contribution allocations based upon personal deposits of participants fully vest immediately.

The Plan presently maintains five custom investment fund options within the Master Trust in which participants may invest. The custom investment fund options are as follows: (i) Company Stock Fund - consisting solely of American Stores Company Common Stock. This fund provides a high degree of risk because of the volatility generally associated with a single stock investment; (ii) Fixed Income Fund - provides a low to moderate level of risk because of the diversity of interest bearing government and corporate securities in the fund. This fund contains both domestic and international investments; (iii) Regular Fund - provides moderate risk because of the balance between stocks and fixed income investments. The fund is diversified across industry sectors and types of equity and fixed income securities and contains both domestic and international investments; (iv) Short Maturity Fund - provides a very low level of risk because of the high-quality, short-maturity fixed income investments included in the fund; (v) All Equity Fund - provides a moderate to high level of risk. The All Equity fund is diversified across industry sectors and contains both domestic and international equity investments. On October 1, 1996, the plan began offering a broad range of mutual funds. The mutual funds are managed by a variety of fund managers. The investment objectives are stated by each fund and vary from fund to fund. The investment objectives of each fund have been communicated to each plan participant. As of December 31, 1996, the plan offered 117 mutual fund options of which 116 had activity during the period when the option to invest in mutual funds was available. The plan presently offers 132 mutual funds from 14 investment companies for participant investment.

Participants may apportion their deposits between more than one investment fund option and can change their current deposit investment mix as often as desired.
 Existing participant account balances can be exchanged between investment fund options once per day. Prior to October 1, 1996, balances could be exchanged every 30 days.

Each participant's share of the Company contribution and forfeitures is automatically invested according to their current deposit investment mix. Participants not making personal deposits may specify an investment option for the Company contribution. If a specification is not made, the Company contribution will be invested in the Short Maturity Fund (Fixed Income Fund prior to October 1, 1996).

Usual and customary investment manager fees, trustee fees, and all outside administrative costs are paid by the Plan.

AMERICAN STORES RETIREMENT ESTATES

NOTES TO FINANCIAL STATEMENTS


NOTE B - DESCRIPTION OF PLAN (CONCLUDED)

The number of employees investing in each custom fund option and in mutual funds in total (an employee can invest in more than one fund option) at December 31, 1996 was:

      Investment Fund Option                                      Employees

      American Stores Company Common Stock Fund                      15,641
      Fixed Income Fund                                              33,261
      Regular Fund                                                   41,180
      Short Maturity Fund                                             3,338
      All Equity Fund                                                13,385
      Mutual Funds                                                    6,801

Upon separation from service, participants can elect to withdraw balances either in a lump sum or in installments, or the balances can be left in the Plan. Individuals who transferred amounts to the Plan which are attributable to the former American Stores Company Retirement Plan may receive their entire Plan account balance as a deferred annuity. Active employees may withdraw after-tax personal deposits at any time, but may only withdraw tax deferred personal deposits upon the occurrence of an extreme financial hardship. Participants may also obtain loans from the Plan within certain limits.


NOTE C - INVESTMENTS
All of the Plan's assets are held by Fidelity Management Trust Company, the Trustee of the Plan, which executes all transactions therein under the direction of the Benefit Plans Committee. The majority of the Plan's assets are held in a Master Trust (97% as of December 31, 1996). The remaining assets are invested in mutual funds.

The assets held in the Master Trust are commingled with assets of another benefit plan. The Company's benefit plans participating in the Master Trust collectively own, through the Master Trust, the assets based upon investment percentages. Participant transaction activity is designated to specific plans. Accordingly, each plan's investment percentage in the Master Trust changes regularly. Income earned by the Master Trust is allocated to the plans based upon the investment percentage on the day the income is earned.

ASRE's investment percentages of each fund in the Master Trust at December 31 are:

                                                              1996     1995

American Stores Company
  Common Stock Fund                                             9%       7%
Fixed Income Fund                                               9%       8%
Regular Fund                                                   68%      35%
Short Maturity Fund                                             4%       2%
All Equity Fund                                                 7%       5%
AMERICAN STORES RETIREMENT ESTATES

NOTES TO FINANCIAL STATEMENTS

NOTE C - INVESTMENTS (CONCLUDED)

The total assets, liabilities and results of operations of the Master Trust are as follows:

                                                         December 31,
(In thousands of dollars)                           1996            1995


Assets                                          $  3,511,617   $  3,168,171

Liabilities                                     $      4,039   $      2,578

Net Assets in Master Trust                      $  3,507,578   $  3,165,593

Change in Net Assets                            $    341,948   $    507,001


The cost of investments for ASRE at December 31, 1996 and 1995 are as follows:

                               Number of Shares
                               (In thousands)         Cost of Investments
(In thousands of dollars)      1996      1995          1996          1995

American Stores Company
 Common Stock Fund             7,452   7,865    $    191,394   $    178,675
Fixed Income Fund                                    259,005        197,428
Regular Fund                                       1,861,339        801,630
Short Maturity Fund                                  128,783         66,689
All Equity Fund                                      188,666        111,632
Mutual Funds                                         123,112              0
Total                                           $  2,752,299   $  1,356,054



The net unrealized appreciation (depreciation) for ASRE in the aggregate from cost to fair value of investments are as follows:

( In thousands of dollars)

Net unrealized appreciation at December 31, 1994               $     62,659
Net 1995 unrealized appreciation                                    365,770
Net unrealized appreciation at December 31, 1995                    428,429
Net 1996 unrealized appreciation                                    330,030
Net unrealized appreciation at December 31, 1996               $    758,459


Unrealized appreciation (depreciation) for the year is the difference between the fair values at the beginning and the end of the year.





AMERICAN STORES RETIREMENT ESTATES

NOTES TO FINANCIAL STATEMENTS


NOTE D - ASSET TRANSFERS
The Star Market division was sold during 1994. Plan assets totaling $71,188,468 for those participants continuing employment with Star Market were transferred to Star Market Retirement Estates (SMRE) in 1994. The 1994 Company contribution attributable to those participants totaling $4,109,027 was transferred to SMRE in 1995, shortly following payment of the contribution in March 1995. SMRE is not administered by or affiliated with American Stores Company.

American Stores Company was plan sponsor for JCRE (Jewel Companies Retirement Estates), a frozen retirement plan which was maintained for members of JCRE who had balances in the plan when American Stores Company merged with Jewel Companies, Inc. in 1984. ASRE was established January 1, 1985 and since that time no employee or employer contributions were made to JCRE for plan years subsequent to 1984. Of the approximately 14,300 JCRE participants, over 12,000 also had ASRE accounts. In May and June of 1996, members of JCRE were balloted to determine their desire to merge JCRE with ASRE. The voting effort was completed June 15, 1996 with a large majority of JCRE members voting in favor of the merger. Based on that outcome, JCRE was merged with ASRE effective July 31, 1996. Assets of $1,263,389,169 were transferred to ASRE on that date. Plan features did not change as a result of the merger.


NOTE E - FINANCIAL INSTRUMENTS

Certain Plan investment managers invest in derivative foreign exchange forward contracts for purposes of hedging or moderating the currency risks associated with holding investments denominated in foreign currencies. Foreign exchange forward contracts represent agreements to exchange the currency of one country for the currency of another country at an agreed-upon price, on an agreed-upon settlement date. Contracts are generally taken for periods ranging from 30 to 90 days, then renewed, generally, if the Plan continues to hold the underlying foreign investment. Each investment manager's usage of such derivative financial instruments is limited by the Plan's contractual investment guidelines which prohibit the speculative or leveraged use of derivatives.

Foreign exchange forward contracts are stated at fair value, under the heading of `Value of Investments in the Master Trust' in the Statements of Net Assets Available for Benefits, which represents the amounts that the Plan would be required to pay, at December 31, 1996, to cancel the contracts or transfer them to other parties.

The notional or contract amounts of foreign exchange forward contracts are not recorded as assets or liabilities on the Statements of Net Assets Available for Benefits and do not represent the potential gain or loss associated with such transactions.

At December 31, 1996, the Plan had the following open foreign exchange forward contracts:

FORWARD CONTRACTS TO SELL FOREIGN CURRENCIES AND BUY U.S. DOLLARS

      (In thousands of dollars)
                          Notional Amount            Fair Value
      Fixed Income Fund   $   60,556                 $       7
      Regular Fund           197,046                       596
      All Equity Fund          8,033                       265
      Total               $  265,635                 $     868








AMERICAN STORES RETIREMENT ESTATES
NOTES TO FINANCIAL STATEMENTS


NOTE E - FINANCIAL INSTRUMENTS (CONCLUDED)



FORWARD CONTRACTS TO BUY FOREIGN CURRENCIES AND SELL U.S. DOLLARS

      (In thousands of dollars)
                          Notional Amount            Fair Value
      Fixed Income Fund   $   47,621                 $   (215)
      Regular Fund           141,240                     (697)
      All Equity Fund          1,016                      (28)
      Total               $  189,877                 $   (940)


Credit risk represents the Plan's potential loss on foreign exchange forward contracts if all counterparties to such contracts fail to perform according to the terms of the contract. Credit risk is calculated using year-end currency exchange rates. Historically, there have not been any losses associated with counterparty non-performance on foreign exchange forward contracts. Exposure to loss on these contracts will increase or decrease over the lives of the contracts as currency exchange rates fluctuate.

At December 31, 1996, credit risk related to these contracts was as follows:

      (In thousands of dollars)

      Fixed Income Fund      $   814
      Regular Fund             2,985
      All Equity Fund            263
      Total                  $ 4,062





AMERICAN STORES RETIREMENT ESTATES

NOTES TO FINANCIAL STATEMENTS


NOTE F - ALLOCATION OF PLAN ASSETS TO INVESTMENT FUND OPTIONS

(In thousands of dollars)                RECEIVABLE
                                            FROM        INTEREST
                                          AMERICAN        AND
   INVESTMENT                              STORES      DIVIDENDS   NET ASSETS AVAILABLE
   FUND OPTION            INVESTMENTS     COMPANY*     RECEIVABLE    FOR PLAN BENEFITS
As of December 31, 1996
ASC Common
 Stock Fund             $    302,206                   $   1,268        $  303,474
Fixed Income Fund            311,921                                       311,921
Regular Fund               2,368,931                                     2,368,931
Short Maturity Fund          145,537                                       145,537
All Equity Fund              256,583                                       256,583
Loans to Participants        120,725                                       120,725
Mutual Funds                 121,248                                       121,248
Company Contribution                        82,000                          82,000
       TOTAL            $  3,627,151    $   82,000     $   1,268        $3,710,419

As of December 31, 1995
ASC Common
 Stock Fund             $    212,862    $    7,697     $   1,111        $   221,670
Fixed Income Fund            240,891        13,189                          254,080
Regular Fund               1,104,943        44,742                        1,149,685
Short Maturity Fund           73,490         1,322                           74,812
All Equity Fund              153,780        11,050                          164,830
Loans to Participants         94,657                                         94,657

       TOTAL            $  1,880,623    $   78,000     $   1,111        $ 1,959,734

* Balances reclassified to reflect actual allocations for 1995.



AMERICAN STORES RETIREMENT ESTATES

NOTES TO FINANCIAL STATEMENTS


NOTE G - ALLOCATION OF PLAN INCOME AND CHANGES IN PLAN ASSETS TO INVESTMENT FUND OPTIONS

(In thousands of dollars)
                                            Income from
Year Ended          Participant Company  Investment in  Transfers   Withdrawls     Exhange of           Admin-     Net
December 31, 1996   Contri-     Contri-  Master Trust   (to) from   less For-  Participants Holdings    istrative  Additions
                    butions     butions* & Mutaul Funds Other Plans feitures   Additions  Deductions    Fees       (Deductions)
ASC Common
Stock Fund          $  9,385             $ 110,503    $      (72)$ (14,992) $ 136,912$ (156,761)$   (232)$   84,743
Fixed Income Fund      9,988                18,694        77,327   (19,598)    30,795   (57,181)    (184)    59,841
Regular Fund          48,487               286,731     1,081,029   (88,344)   105,800  (202,029)    (792) 1,230,882
Short Maturity Fund    1,672                 5,357        61,621   (11,793)    96,862   (82,754)     (38)    70,927
All Equity Fund       14,044                37,223        42,341    (9,549)    93,893   (84,334)    (173)    93,445
Mutual Funds             794                 1,814                    (230)   159,005   (40,208)      (5)   121,170
Company  Contribution         $ 82,000                                                                       82,000
Loan Defaults                                             11,639    (3,962)                                   7,677
Total               $ 84,370  $ 82,000   $ 460,322   $ 1,273,885 $(148,468) $ 623,267$ (623,267)$ (1,424)$1,750,685

Year Ended
December 31, 1995
ASC Common
Stock Fund          $  9,364   $ 7,697   $   7,813   $      (196)$  (10,652)$  61,621$  (55,528)$   (212)$   19,907
Fixed Income Fund      9,762    13,189      35,999          (827)   (17,471)   19,077   (26,829)    (221)    32,679
Regular Fund          50,356    44,742     222,643        (2,639)   (55,907)   50,207   (57,805)    (936)   250,661
Short Maturity Fund    2,056     1,322       5,092             4     (8,153)   31,856   (30,879)     (74)     1,224
All Equity Fund       11,314    11,050      31,055          (451)    (6,330)   25,338   (17,058)    (116)    54,802
Loan Defaults                                                       (13,187)                                (13,187)
Total               $ 82,852  $ 78,000   $ 302,602   $    (4,109)$ (111,700)$ 188,099$ (188,099)$ (1,559)$  346,086

* Balances reclassified to reflect actual allocations for 1995.


NOTE H - INCOME TAX STATUS

The Internal Revenue Service ruled on May 9, 1995 that the Plan qualifies under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the underlying trust is not subject to tax under IRC Section 501(a). Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.


NOTE I - TRANSACTIONS WITH PARTIES-IN-INTEREST

During 1996 and 1995, the ASC Stock Fund received $4,597,006 and $4,220,902, respectively, in common stock dividends from American Stores Company.

                       CONSENT OF INDEPENDENT AUDITORS



We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-25613) pertaining to American Stores Retirement Estates of our report dated June 16, 1997, with respect to the financial statements of American Stores Retirement Estates included in this Annual Report (Form 11-K) for the year ended December 31, 1996.



                                     ERNST & YOUNG LLP




Salt Lake City, Utah
June 25, 1997